UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

Happiness Development Group Limited (the “Company”) held an extraordinary meeting of shareholders at 9:30 a.m. EST on October 7, 2022 at its principal executive offices in Fujian, China. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting There were 12,683,864 votes casted, representing approximately 68.23% of the total 18,587,830 outstanding votes and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of February 8, 2023. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the votes with respect to the proposal that the registered name of the Company be changed to “Paranovus Entertainment Technology Ltd.” (the “Name Change”):

For	Against	Abstain
12,662,431	18,937	2,496

Accordingly, the Name Change has been approved and adopted.

2.	That the following constitutes the votes with respect to the proposal that the ticker symbol “HAPP” be changed to a new trading symbol “PAVS” (“Symbol Change”):

For	Against	Abstain
12,662,371	18,998	2,495

Accordingly, the Symbol Change has been approved and adopted.

3.	That the following constitutes the votes with respect to the proposal that that the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”) should be approved and adopted in substitution for the existing Third Amended and Restated Memorandum and Articles of Association of the Company:

For	Against	Abstain
12,654,936	20,632	8,296

Accordingly, the Amended M&A has been approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: March 13, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer